# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PUTNAM MANAGED MUNICIPAL INCOME TRUST, CIK 0000844790
CUSIP: 746823400
Title of class of securities: AUCTION RATE PREFERRED
Address of issuer's principal executive offices: 100 FEDERAL STREET, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 03/13/2013
Amends the filing with accession number 0001193125-11-005728
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,607; sole dispositive power 0; shared dispositive power 1,607; aggregate amount beneficially owned 1,607 (92% of the class)
  Comment: The calculation of the percentage of outstanding shares is based on 1,747 shares of Preferred Shares outstanding as of April 30, 2024, as disclosed by the Issuer in its Certified Shareholder Report on Form N-CSRS filed with the SEC on June 26, 2024.
- BANK OF AMERICA NA (CIK 0001102113): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,607; sole dispositive power 0; shared dispositive power 1,607; aggregate amount beneficially owned 1,607 (92% of the class)
  Comment: The calculation of the percentage of outstanding shares is based on 1,747 shares of Preferred Shares outstanding as of April 30, 2024, as disclosed by the Issuer in its Certified Shareholder Report on Form N-CSRS filed with the SEC on June 26, 2024.
- MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (CIK 0000065106): type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BOFA SECURITIES, INC. (CIK 0001675365): type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: AUCTION RATE PREFERRED
Name of issuer: PUTNAM MANAGED MUNICIPAL INCOME TRUST
Address of issuer's principal executive offices: 100 FEDERAL STREET, BOSTON, Massachusetts (MA), 02110
Comment:
This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 1, 2011 and filed with the SEC on January 11, 2011 (as amended to the date hereof, the "Original Schedule 13D") for Bank of America Corporation ("BAC"), Bank of America, N.A. ("BANA"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), and BofA Securities, Inc. ("BofA Securities") (collectively, the "Reporting Persons") with respect to the auction rate preferred shares ("ARPS Shares" CUSIP Numbers: 746823400, 746823202) of Putnam Managed Municipal Income Trust (the "Issuer").
This Amendment is being filed to disclose previously unreported trades and reflects the addition of new Reporting Persons and the elimination of previous Reporting Persons that no longer beneficially own any reportable securities.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The Reporting Persons have effected the transactions in securities of the Issuer identified in Schedule III.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Schedule I
Exhibit 99.3 - Schedule II
Exhibit 99.4 - Schedule III

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz (12/20/2024)
- BANK OF AMERICA NA: /s/ Andres Ortiz, Andres Ortiz (12/20/2024)
- MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED: /s/ Andres Ortiz, Andres Ortiz (12/20/2024)
- BOFA SECURITIES, INC.: /s/ Andres Ortiz, Andres Ortiz (12/20/2024)